UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

  As at November 9, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 9, 2004

* Print the name and title of the signing officer under his signature

------

Anooraq Resources Corporation
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.anooraqresources.com

ANOORAQ-ANGLO PLATINUM JOINT VENTURE ANNOUNCE
PRELIMINARY METALLURGICAL RESULTS FOR DRENTHE PGM DEPOSIT

November 9, 2004 - Vancouver , BC - Anooraq Resources Corporation (TSXV-ARQ; AMEX-ANO) announces the results of metallurgical sampling and test work on mineralization from the Drenthe PGM deposit, located on the northern limb of the Bushveld Complex about 250 kilometres northeast of Johannesburg, South Africa. The program is being carried out under the 50/50 Boikgantsho Platinum Mine Joint Venture agreement ("JV") between Anooraq and Anglo American Platinum Corporation Limited ("Anglo Platinum").

The two-phase 2004 program includes metallurgical testwork and extensive drilling, designed to advance the project to the pre-feasibility stage by the first part of 2005. Drilling includes step-out and infill holes on the Drenthe and Witrivier farms and step-out holes on the northern portion of the Overysel farm, which lies immediately to the south of the Drenthe farm. To mid-October, 30,616 metres of NQ core in 153 drill holes (PR51 to PR203) had been drilled in the 2004 program. Prior to 2004, the Drenthe deposit was known to extend for about 2.24 kilometres along strike, but was open to the north and south as well down-dip to the west. Drilling this year has traced mineralization for over 6.0 kilometres, considerably expanding the Drenthe deposit.

Metallurgical studies of core samples from the Drenthe and Overysel are being carried out by Mintek, a specialist mineral and metallurgical technology company, under the supervision of Dowding Reynard & Associates, an engineering company that specializes in management and process plant design. Both are based in South Africa. Test work to date has indicated that high PGM and base metal recoveries are achievable.  Mineralogical investigations show the PGM grains to be quite coarse (45 microns average) with 80 percent of the PGM grains occurring as discrete grains separate from the base metal sulphides, and less than 10 percent associated with gangue.  Initial rougher flotation tests show high recoveries (Pd-89%, Pt-84%, Ni-83%) at a relatively coarse grind of 60 percent finer than 75 microns.  On-going metallurgical test work will assess grind versus recovery and enhancing the grade of the concentrate. Anooraq's qualified person supervising the metallurgical testing program is David Stone, P.Eng.

Anooraq is actively engaged in the advancement of major platinum group metals projects in the Bushveld Complex, the world's premier PGM environment. In addition to attractive land positions on the Northern and Western Limb of the Bushveld, the Company recently acquired a 50% interest in the advanced stage Ga-Phasha PGM project on the Eastern Limb. It is also the only Black Economic Empowerment ("BEE") company with a primary listing on a North American stock exchange. This combination of significant PGM assets, status as a BEE and direct access to financing opportunities on North American and European markets, positions Anooraq to become a leading PGM company. For further details on Anooraq and its properties in South Africa, visit the Company's website at www.anooraqresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.